OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Boku International, Inc.

987 West Ojai Avenue
Ojai, CA 93023

www.bokusuperfood.com



20000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,140,000 shares* of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 20,000 shares of common stock ($10,000)

Company	Boku International, Inc.
Corporate Address	987 West Ojai Avenue, Ojai, CA 93023
Description of Business	Boku International, Inc produces, and markets organic superfood products under the BōKU® brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, BōKU® is a Lifestyle!
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$200.00

Perks*

$250+ - Deluxe Boku Superfood Gift Box.
$1,000+ - Deluxe Boku Superfood Gift Box AND 5% Lifetime Discount
$2,500+ - Deluxe Boku Superfood Gift Box, 10% Lifetime Discount AND Free 6 month Boku Box Subscription sent to the recipient of your choice.
$10,000 + - Deluxe Boku Superfood Gift Box + 10% Lifetime Discount + Free ONE YEAR Boku Box Subscription sent to the recipient of your choice AND VIP Adventure Tour of Boku HQ and beautiful Ojai, CA, (includes 2 nights hotel, meals and tasting excursions)

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Boku will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of common stock at $0.50 / share, you will receive 1 common stock bonus share, meaning you'll own 11 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<p align="center">**THE COMPANY AND ITS BUSINESS**</p>

The company's business

Description of Business

Boku International, Inc produces, and markets organic superfood products under the BōKU® brand. Boku is an established brand with a proven track record benefiting from over a million consumer impressions. More than a product, BōKU® is a Lifestyle!

Development Stage: Boku International, Inc currently produces and markets Organic Superfood Products. Boku is an established brand with existing customers and we currently sell our products online at bokusuperfoods.com.

We embody three key elements that define and establish why BōKU® is so special and unique in the industry:

1. AUTHENTICITY: We're not in the superfood industry because it's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child

2. QUALITY: BōKU® has forged direct relationships over 10 years, with best in class superfood farmers supplying the most pristine ingredients on earth

3. CONSCIOUSNESS: We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through

social outreach and unprecedented customer experiences

Sales, Supply Chain, & Customer Base

The genesis of BōKU® in 2007 embodied our vision to create the world's greatest superfood. Our first commercial sales began with an astoundingly favorable editorial review on NaturalNews.com, a leading consumer information source for natural health and wellness readers. This resulted in us being awarded the first ever - Editor's Choice Best Superfood Award.

We have spent more than a decade sourcing the finest organic ingredients from the most pristine, mineral rich soils on earth. We shake the hands that farm the land - forging deep and trusting relationships directly with the producers of these precious, rare earth superfoods. Raw materials that are staples in our business are purchased worldwide from numerous suppliers. In general, these materials are available from multiple sources. We currently distribute our product in the USA and are looking into other potential markets.

We organically grew to our initial 15,000 customers through word-of-mouth and industry recognition, informing and educating a broad range of consumers through blogs, social media, and passionate brand ambassadors. Finally in 2015, we launched on a national television network garnering millions of brand impressions over nearly 200 hours of live broadcast, leading to an additional 55,000 active customers purchasing and using BōKU® Superfood products.

We market and sell our products direct-to-consumers through our website, BokuSuperfood.com, and through our store on Amazon. We have an existing customer base which signs up for monthly subscriptions of our products, as well as returns on a regular basis to our website. We currently distribute our product primarily in North America and are looking into other potential markets.

Competition

There is an untapped and growing market for organic superfood products, with more and more consumers realizing that what they put in their body has a direct effect on their well-being. Since the founding of Boku over 10 years ago, there have been a number of other companies launching into the superfood space. We see this as validation of the market, and the competition as a positive thing as more and more consumers are discovering and learning about the importance of diet and good health. We believe that we have pioneered the movement in our category and will continue to lead the marketplace with new and innovative products. Competition in the superfood space includes Amazing Grass, Aloha, and Vega.

- Organic food sales in the U.S. totaled around $43B in 2016, with almost 30% in the direct-to-consumer category. This is an increase of $3.3B (8.4%) over prior year, marking the first time the organic food market has broken through the $40-billion mark. Following Amazon's recent acquisition of Whole Foods, this trend is expected to continue.* Source: Statista, Mintel, and Nutrition Business

Journal

- The $15.6-billion organic fruits and vegetables sector held onto its position as the largest of the organic food categories, accounting for almost 40 percent of all organic food sales while vegan superfood powders has grown 360% over the past decade.* Source: Statista, Mintel, and Nutrition Business Journal

Liabilities and Litigation

The company has an outstanding promissory note for $307,000. The note bears interest of 10% per year, accrued monthly in arrears, with the balance due at maturity on September 17, 2019. The company also has an outstanding note to one of its existing shareholders for $121,639. The note bears cash interest of 8% per year, accrued monthly, with the balance due and payable on December 31, 2019. Further detailed information may be found below in the Financial Information section labeled "Indebtedness."

The company has no outstanding litigation.

The team

Officers and directors

| Lynn M. Rolle | Co- Founder, CEO and Director |
| Reno R. Rolle | Co-Founder and Chairman |

Lynn M. Rolle
Loves her dogs Ziggy & Duke and is happy to be working with her immediate and extended family at BōKU. Lynn Rollé is a prolific entrepreneur, mother of two and now a proud grandmother of Sklya, Lynn. A veteran executive for well over 30 years. As the Co-founder and CEO of BōKU® International, she's finally found a career she loves dearly and believes in wholeheartedly. Lynn has been working full time as Boku International's Co-Founder and CEO since inception in 2007 to present.

Reno R. Rolle
Reno Rollé is an award-winning inventor who has left an indelible mark on many industries including film, entertainment marketing, product innovation, and publishing. In 2005 Reno Co-Created the NY Times #1 Best Seller "Natural Cures They Don't Want You To Know About". Sales of this book have exceeded 10 million copies worldwide and helped to provide the catalyst for Reno's Co-founding of Boku International. Reno has been working full time as Boku International's Co-Founder and Chairman since inception in 2007 to present.

Number of Employees: 10

Related party transactions

One of the company's existing shareholders' Reno Rolle, received several installments loans from the company for a total amount of $99,500 as of December 31, 2016 and a total amount of $199,000 as of December 31, 2017. The first loan matures in 1 year and has an additional $1,000 in interest. The loan had an outstanding balance of $83,856 on December 31, 2016. The second loan also matures in 1 year and has an additional $2,000 in interest. The loan had an outstanding balance of $121,639 on December 31, 2017.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Governmental Regulations** Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of Boku's Superfood product may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell a certain product and therefore your investment in the Company may be affected.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Undercapitalization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Management Discretion** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Lynn Rolle, 33.0% ownership, Common Stock
- Reno Rolle, 33.0% ownership, Common Stock

Classes of securities

- Common Stock: 10,702,940

  The Company has authorized the issuance of 20,000,000 shares of Common Stock at $0.000001 par value per share. To date, the Company has issued 10,702,940 shares of Common Stock.

  ### Voting Rights

  The holders of shares of the Company's common stock, $0.000001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  ### Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  ### Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  ### Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common

Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Stocks, and any additional classes of preferred stock that we may designate in the future.

Restriction of Transfer

Notwithstanding anything to the contrary, except as expressly permitted herein, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock to any person unless such transfer is approved by the Board of Directors prior to such transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. Any purported transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer. Any stockholder seeking the approval of the Board of Directors of a transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request. Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

THE TRANSFER OF SECURITIES REFERENCED HEREIN IS SUBJECT TO RESTRICTIONS REQUIRING APPROVAL OF THE COMPANY PURSUANT TO AND IN ACCORDANCE WITH THE COMPANY'S BYLAWS, COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE' COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SHARES OF STOCK THAT DOES NOT COMPLY WITH THE COMPANY'S BYLAWS.

The corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

What it means to be a Minority Holder

As a minority holder of common shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

For the Years Ended December 31, 2017 and December 31, 2016

Revenue. Total revenue for the year ended December 31, 2017 was $1,673,973 compared to $2,767,338 for the year ended December 31, 2016. The decrease in revenue of $1,093,365 is attributable to the transition out of the Evine television sales relationship and reduced hours of live television sales during the year.

Operating Expenses. Operating expenses for the year ended December 31, 2017 were $1,331,658 compared to $1,987,685 for the year ended December 31, 2016. The decrease in operating expenses is attributable to a reduction of overhead and expenses related to transitioning out of the Evine relationship, decrease in employee count, reduced marketing expense, reduced salary and wages, professional fees, and the associated reduction in sales and marketing activities.

Net Loss. Net loss year for the year ended December 31, 2017 was $59,975 compared to a loss of $361,044 for the year ended December 31, 2016. This reduction in net loss is due to the decrease in costs, expenses, and overhead related to the Evine relationship and associated lower employee count, professional fees, and sales and marketing activities. Currently operating costs exceed revenue due to the renewed focus on direct-to-consumer sales and marketing, and the associated increase in marketing spend in social media, influencer marketing, search engine marketing and optimization, as well as the revamp of our digital and ecommerce platforms. We cannot assure when or if revenue will exceed operating costs.

Financial Milestones

The company has been in operation for over 10 years, and has seen consistent product sales through word-of-mouth for most of these years. In 2015 the company made a push into the television shopping channel with Evine and saw immediate consumer interest and growth of sales. The company terminated the Evine relationship in 2017 due to a challenging cost structure and made the decision to return to the direct-to-consumer model. This has resulted in a return to a base annual revenue in 2018 projected at just under $1 million, with the annual COG's and operating expenses projected at approximately $1.2 million.

The company is now positioned to launch a major consumer digital marketing program through social marketing, influencer marketing, as well as a push into Amazon. This initiative should generate continued growth and marketing of the brand, but will generate net income losses over the next couple of years as a result.

Liquidity and Capital Resources

The company plans to use the proceeds from this offering to execute its business and marketing plan. The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Assuming the company is successful in this offering at the minimum level, this will result in adequate capital through the end of 2018 and we will seek to continue raising capital under crowdfunding offerings, equity, or debt issuances. In the event that the company is successful in this offering at the maximum level, we believe that we will have enough capital to operate and grow the business to profitability and beyond.

The proceeds from crowdfunding offering will be used right away to invest in marketing to grow our sales and gain more market shares in our industry. If we meet our maximum target, the proceeds can allow us to operate for a couple of years as our gross revenues have been above 1 million for the past 2 years. We've also made major business investments in assets in 2017 and 2018 that will start generating return on investment in the upcoming years. We've simultaneously reduced our cost of goods sold and expenses from 2016 to 2017.Therefore, the proceeds from the offerings will be used strategically to increase our sales and inventories to meet the expected increased in demand.

Other sources of funding we've relied on in the past are accounts payable to vendors, due to shareholder, credit cards and business line of credit. However, the business line of credit was paid off in 2017, leading to a decrease in interest .

Indebtedness

Auto Loan On June 30, 2016 the company signed a loan agreement with Mercedes-Benz LLC for a commercial van. The auto loan carried a yearly interest rate of 3.94%. The loan matures after 71 months of monthly payments in the amount of $1085.06. As of December 31, 2017, and 2016, the loan had a balance of $54,487.15 and $64,612.15 respectively. Shareholder Loans One of the company's existing shareholders' Reno Rolle, received several installments loans from the company for a total amount of $99,500 as of December 31, 2016 and a total amount of $199,000 as of December 31, 2017. The first loan matures in 1 year and has an additional $1,000 in interest. The loan had an outstanding balance of $83,856 on December 31, 2016. The second loan also matures in 1 year and has an additional $2,000 in interest. The loan had an outstanding balance of $121,639 on December 31, 2017. As of September 10, 2018, the company signed a promissory note for $307,835 with Promethean Equity LLC. The note bears interest of 10% per year, accrued monthly in arrears, with the balance due at maturity on September 17, 2019.

Recent offerings of securities

None

Valuation

$5,351,470.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property, sales history and the experience of the management team. The Company has also compared the value of similarly situated competitors such as Amazing Grass, Aloha, and Vega and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R&D & Production	$0	$253,000
Marketing	$0	$580,000
Working Capital	$9,400	$172,800
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 and up to $1070,000 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds over the course of that time as follows:

R&D & Production: Test new product lines and ramp up production

Marketing spend: Social media marketing, influencer marketing and marketing on Amazon

Working capital: General business expenses such as rent and operations

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.bokusuperfood.com in the FAQ section labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Boku International, Inc.

[See attached]

BOKU INTERNATIONAL, INC

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

BOKU INTERNATIONAL, INC
Index to Financial Statements
(unaudited)

Set Apart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Boku International, Inc
Ojai, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Boku International, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2017 and December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
01/08/19
Marko Glisic, CPA

BOKU INTERNATIONAL, INC
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash and Cash Equivalents	152,278	87,096
Accounts Receivable	23,364	86,621
Other Current Assets-Net	2,400	65,487
Loan Receivable-Shareholders	199,000	99,500
Inventory	341,103	453,712
Total Current Assets	718,145	792,416
Fixed Assets-Net	463,420	137,117
Other Assets	72,866	(835)
TOTAL ASSETS	$ 1,254,431	$ 928,698
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	172,929	143,911
Credit Cards	41,341	37,015
Customer Deposits	-	250
Due to AJ Ferro Trust	70,000	70,000
Amex L.O.C	-	107,079
Accrued Liabilities	59,072	70,061
Short Term Loans	-	13,180
Total Current Liabilities	343,341	441,496
Long-Term Liabilities		
Montecito Term Loan	-	-
Auto Loan Payable	54,487	64,612
Reno Sr Liability	121,639	83,856
Total-Long Term Liabilities	176,126	148,468
Total Liabilities	519,467	589,964
Equity		
Common Stock, par value $0.000001 20,000,000 shares authorized, 3,579,412 issued and outstanding	4	4
Common Stock-APIC	1,082,706	626,500

3

Subscription Receivable		(4)		(4)
Retained Earnings		(287,767)		73,278
Net Income		(59,975)		(361,045)
Total Equity		734,964		338,733
TOTAL LIABILITIES & EQUITY	$	**1,254,431**	$	**928,698**

BOKU INTERNATIONAL, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	**December 31, 2016**
Revenue	$ 1,673,973	$ 2,767,338
Cost of Goods Sold	559,350	1,064,907
Gross Margin	1,114,623	1,702,430
Expenses		
Research and Development	25,049	67,799
Selling Expense	101,237	224,045
Marketing Expenses	232,453	374,174
General and Administrative Expenses	972,920	1,321,667
Total Expense	1,331,659	1,987,685
Depreciation Expense	66,214	60,577
Operating Income	(283,250)	(345,832)
Other Income	255,238	4,947
Other Expense	15,522	-
Interest Expense	13,739	19,335
Pretax Income	(57,273)	(360,220)
Income Tax Expense	2,702	825
Net income	$ (59,975)	$ (361,045)

BOKU INTERNATIONAL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2015	1,587,500	$ 2	(2)	$ 626,500	$ 73,278	$ 699,778
Contribution	1,991,912	2	(2)	-	-	(0)
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(361,045)	(361,045)
Balance at December 31, 2016	3,579,412	4	(4)	626,500	(287,767)	338,733
Contribution		-	-	456,206	-	456,206
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(59,975)	(59,975)
Balance at December 31, 2017	**3,579,412**	**$ 4**	**(4)**	**$ 1,082,706**	**$ (347,742)**	**$ 734,964**

6

BOKU INTERNATIONAL, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Cash flows from operating activities		
Net income	$ (59,975)	$ (361,045)
Depreciation Expense	66,214	60,577
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	63,256	549,186
Other Current Assets-Net	63,087	(47,553)
Loan Receivable-Shareholders	(99,500)	(99,500)
Inventory	112,609	227,429
Other Assets	(73,701)	835
Account Payable	29,017	(293,902)
Credit Cards	4,326	11,103
Customer Deposit	(250)	150
Due to AJ Ferro Trust	-	(20,000)
Amex L.O.C	(107,079)	74,782
Accrued Liabilities	(10,989)	(10,103)
Net Cash Provided By Operating Activities:	**(12,985)**	**91,961**
Cash flows provided by Investing activities		
Fixed Assets	(392,517)	(122,752)
Net Cash Used in Investing Activities	**(392,517)**	**(122,752)**
Cash flows from Financing activities		
Short Term Loans	(13,180)	13,180

Montecito Term Loan	-		(24,898)
Auto Loan Payable	(10,125)		26,760
Reno Sr Liability	37,783		159
Contribution	456,206		-
Net Cash Received from Financing Activities	**470,684**		**15,201**
Net (decrease) increase in cash and cash equivalents	65,182		(15,590)
Cash and cash equivalents at beginning of period	87,096		102,687
Cash and cash equivalents at end of period	$ 152,278	$	87,096
Non Cash Investing and Financing Activities:			
Subscription Receivable	$ 4	$	4

NOTE 1 – NATURE OF OPERATIONS

Boku International, Inc was formed on September 29, 2014 ("Inception") in the State of CA. The financial statements of Boku International, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ojai, California.

Boku International, Inc produces, and markets organic superfood products under the Boku brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, Boku is a Lifestyle! We embody three key elements that define and establish why Boku is so special and unique in the industry:
(1) Authenticity: We're not in the superfood industry because it's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child.
(2) Quality: Boku has forged direct relationships over 12 years, with best in class superfood.
farmers supplying the most pristine ingredients on earth.
(3) Consciousness: We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through social outreach and unprecedented customer experiences.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the marketing and selling of our products direct-to-consumers through our website, BokuSuperfood.com, and through our store on Amazon. We have an existing customer base which signs up for monthly subscriptions of our products, as well as returns on a regular basis to our website. We currently distribute our product primarily in North America and are looking into other potential markets. Revenues will be recognized when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America

which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Auto Loan
On June 30, 2016 the company signed a loan agreement with Mercedes-Benz LLC for a commercial van. The auto loan carried a yearly interest rate of 3.94%. The loan matures after 71 months of monthly payments in the amount of $1085.06. As of December 31, 2017, and 2016, the loan had a balance of $54,487.15 and $64,612.15 respectively.

Shareholder Loans
One of the company's existing shareholders' Reno Rolle, received several installments loans from the company for a total amount of $99,500 as of December 31, 2016 and a total amount of $199,000 as of December 31, 2017. The first loan matures in 1 year and has an additional $1,000 in interest. The loan had an outstanding balance of $83,856 on December 31, 2016. The second loan also matures in 1 year and has an additional $2,000 in interest. The loan had an outstanding balance of $121,639 on December 31, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.000001. As of December 30, 2018, the company has currently issued 10,702,940 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

One of the company's existing shareholders' Reno Rolle, received several installments loans from the company for a total amount of $99,500 as of December 31, 2016 and a total amount of $199,000 as of December 31, 2017. The first loan matures in 1 year and has an additional $1,000 in interest. The loan had an outstanding balance of $83,856 on December 31, 2016. The second loan also matures in 1 year and has an additional $2,000 in interest. The loan had an outstanding balance of $121,639 on December 31, 2017.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 30, 2018, the issuance date of these financial statements.

As of September 10, 2018, the company signed a promissory note for $307,835 with Promethean Equity LLC. The note bears interest of 10% per year, accrued monthly in arrears, with the balance due at maturity on September 17, 2019.

The company also has an outstanding note to one of its existing shareholders, Lynn Rolle, for $121,639.

The note bears cash interest of 8% per year, accrued monthly, with the balance due and payable on December 31, 2019.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









start engine | What's New | Discover Investments | Edit My Campaign | Jason K.

Boku International is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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$200.00 minimum investment
Boku International
Organic Superfoods
Small OPO
Ojai, CA
Consumer Products
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Change Your Life

Invest in BōkU

We are BōkU, "A True Family-Owned Superfood Company." For over 10 years, we have been helping people all around the globe live healthier, more fulfilling lives.

In a world full of toxins, pesticides, and other nasty things, it's sometimes hard for us to recognize the toll our environment takes on our bodies. Complications such as cancer, diabetes, obesity and more have been linked directly to what we eat. Trans fats, hydrogenated this and that, chemicals we can't even pronounce are unfortunately a large part of many people's diets...

BōkU has set out to change that. Family is the backbone of our DNA, so caring for the greater good comes easily to us. We have made great-tasting, affordable products so everyone has an opportunity to live a better life.

We have had opportunities to cash out on BōkU in the past, but we have always been asked to compromise. Because of this, we continue to politely refuse. We want to be aligned with people who share our passion for wellbeing, people who look out for others like family.

We are now looking for investors who want to join our family and help us grow. We want investors who share our same values and goals. Do you want to help BōkU reach and make a positive difference for as many people as we can?

SUPER
FUEL

Development Stage

Boku International, Inc. currently produces and markets Organic Superfood Products. Boku is an established brand with existing customers and we currently sell our products online at bokusuperfoods.com.

The Offering

Investment

$.50 per share of Common Stock | When you invest you are betting the company's future value will exceed $6.3M.

 This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the **Offering Summary** below.

Our Story

23 years ago, like so many other children, our son Reno Jr was *labeled* "attention deficit". In our observation, he was really just a curious boy with lots of energy but was apparently more than a handful for his teacher. We were called in to meet with the principal of the school and much to our surprise, there was a medical doctor present as well. Without even making eye contact, he was ready to write a prescription for Ritalin.

We are a family with a rich history of farming and natural, holistic approaches to health and wellness. We simply were not interested in subjecting our son to potentially harmful pharmaceutical drugs. Instead, we made it our goal to find a healthier and more natural solution.





We consulted a naturopathic doctor who strongly encouraged us to consider *"superfoods"*. He explained that there were recent studies showing significant improvement in cognition, focus, and memory from consumption of certain algae and other plant-based foods.

We had never heard the term "superfood" before and were encouraged to learn that nature might provide the solution we were seeking after all. After a bit of research, we discovered a superfood blend from California and had it shipped to our home. Unfortunately, it smelled and tasted like fish food. We masked the flavor with juice and encouraged Reno Jr. to stick with it, by taking the superfood ourselves as well. The results were immediate and compelling as we witnessed dramatic transformation in Reno Jr and the rest of the family too. This ignited a sincere passion in all of us to learn more and share with the world.

Since our inception in 2007, we have positively impacted tens of thousands of people and are just beginning to scratch the surface of our potential. Family forms the fabric of our company and our family grows with every new customer.

Problems





The United States is the 10th unhealthiest country in the world and is ninth highest in obesity rate with 35% of the country being classified as dangerously overweight. 1 in 5 adults suffer from a mental health condition.

It starts at the top; there are 1 billion pounds of pesticides applied to U.S. farms every year. 70% of our diets are processed foods and there can be up to 10,000 toxic chemical additives in these processed foods.





We've identified what we believe to be several habits and issues, both individual lifestyle and societal that lead to unhealthy living habits in this country:

- Poor access to quality organic food
- Adulteration of food supply/poor agricultural practices
- Uneducated consumers
- Rate of chronic disease at all time historical highs
- Obesity rates skyrocketing
- Diminished quality of life
- Conventional medicine & health management failing

Solution

When we discovered the power that our superfoods had, we immediately recognized BōkU's ability to make a difference in people's lives. We made it our mission to improve the quality of life in our society by helping each individual better themselves from the inside out. When you're fueling your body with the healthiest, most natural foods, we believe you are guiding yourself towards a better existence.

Here are some of the ways BōkU provides solutions for these problems:

- BōKU scours the earth to source and blend the world's finest organic superfoods, then delivers them to your door.
- BōKU replaces processed foods with nutrient dense superfoods.
- BōKU has directly educated over 70,000 customers on the merits of superfoods.
- BōKU is easy to use and convenient. Simply add the liquid back that we remove during the drying process, shake it and take it! It literally takes only seconds to flood your body with healing superfood nutrition!
- Boku superfood blends are all doctor formulated to deliver unprecedented, pure superfood nutrition that is absloutely DELICIOUS!!
- The proven key to weight loss and good health is one and the same, superfood nutrition.
- BōKU's ingredients are adaptogenic and mood-elevating providing organic nutrition you can actually feel!
- Superfoods, with potent phyto-nutrients and antioxidants are clinically proven to fight and reverse disease.



What is a Superfood?



A Superfood is a plant-based food known to deliver extraordinary



A superfood is a plant-based food known to deliver extraordinary nutritional potency and health-forming benefits. BōKU specializes in the most amazing fruits, vegetables, roots, sprouts, mushrooms and more that have been revered in cultures all over the world for hundreds, and in some cases, thousands of years.

These pristine foods are harvested fresh, dried at low temperature and powdered, locking in their incredible concentrated potency. They are then blended according to our proprietary formulations. All you do is add the liquid back that was removed in the drying process and enjoy a tidal wave of delicious, immune-building human fuel! Some of those benefits include:

- Health
- Vitality
- Weight loss
- Performance
- Cognition
- Status

Product



BōKU is an established BRAND with a proven track record benefiting from millions of consumer impressions. We have spent more than a decade sourcing the finest organic ingredients from the most pristine, mineral rich soils on earth. We shake the hands that farm the land - forging deep and trusting relationships directly with the producers of these precious, rare earth superfoods.

More than a product, BōKU is a Lifestyle!

We embody three key elements that define and establish why BōKU is so special and unique in the industry:

Authenticity

We're not in the superfood industry because it's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child.

Quality

BōKU has forged direct relationships over 10 years, with best-in-class superfood farmers supplying the most pristine ingredients on earth.

Consciousness

We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through social outreach and unprecedented customer experiences.

- BōKU superfoods combine the absolute highest-quality super fruits and vegetables that are simply harvested fresh, dried at low temperature and powdered. Consumers need only replace the water that was removed during the drying process, shake and take!
- All Boku products are designed to be blended together for personalized / customizable nutritional solutions.

Proven History

More than a decade of extensive beta-testing to define our sales methodologies and to perfect our customer experience has now positioned BōKU to scale aggressively. This disciplined approach to brand building and controlled growth has built an unshakable foundation and platform from which to expand.



- **$254+** average mean revenue per customer since 2008
- **70,000+** healthy customers since 2007
- **10+ years** of intense pioneering and branding

What People Are Saying







Mike Adams

Known as the "Health Ranger", Outspoken Consumer Health Advocate and Award-Winning Investigative Journalist



Maria Roth

Boku Brand Ambassador



Joe Desena

CEO and Co-Founder of the Death Race and the Spartan Race



"I love your products."

Joann B



"I feel great on the product, the website is easy to use, and delivery was fast!!"

Maureen H



"The products are great and not harsh on the stomach."

Demetria T

Market



Organic food sales in the U.S. totaled around $43 billion in 2016, with almost 30% in the direct-to-consumer category. This is an increase of $3.3 billion (8.4%) over prior year, marking the first time the organic food market has broken through the $40-billion mark. Following Amazon's recent acquisition of Whole Foods, this trend is expected to continue. The $15.6-billion organic fruits and vegetables sector held onto its position as the largest of the organic food categories, accounting for almost 40 percent of all organic food sales while vegan superfood powders has grown 360% over the past decade.

Source

Invest in BōkU!

BōkU has proven its value in the superfood space and shown the type of longevity that is the mark of a strong business. When you invest in BōkU, you are investing in an established brand with an existing customer base that has yielded outstanding retention. We believe we have made **millions of impressions** in our 10+ year history, and we look forward to making millions more.



The burgeoning market demand for direct-to-consumer superfoods makes the future of our company very bright. With our **award-winning, industry-leading formulas** using the **world's finest ingredients,** we will continue to pioneer the intersection of **nutritious meets delicious.** The foundation of BōkU is one of integrity and passion; because of this, we deliver extreme **customer value** without compromise.

With your investment, you will be helping us finish our state-of-the-art factory in Ojai, CA. Here, we will be doing more than processing and shipping our superfoods to your door. We will have the "Willy Wonka factory of superfoods", where we we will continue to incubate cutting edge new formulas and produce with remarkable efficiency. We will host field trips and special events to educate children on the importance of organic nutrition.

Our goal is to foster a forward-thinking space that can impact people's lives as much as our BōkU superfoods already have. Think L.L. Bean and Patagonia.

In addition, we will use funds to continue bringing you the innovative ideas that have made us who we are today. We will introduce pet superfoods, superfood beers, performance powders... The list goes on!

The future is bright at BōkU, and we hope you invest in that future and become a part of our family!



August 1995 — Superfood Journey
Mother's R & D to find an alternative to pharmaceutical drugs to help her son's ADD.

September 2007 — Boku Officially Launched

January 2008 — Web Sales $300K Worldwide

June 2008 — Best Superfood Award

February 2015 — Boku Debut
Two years on the air: 70,000+ customers and 90 million households.

April 2017 — Boku Launched Canada TSC
First time on Canadian Shopping. We beat projections!

November 2018 — StartEngine Launch

January 2019 — Launch New Product Packaging & Design
Velcro Seal Pouches. (Anticipated)

February 2019 — Launch Superfood for Pets
(Anticipated)

April 2019 — Launch Super Skin
(Anticipated)

May 2019 — Launch Superfood Beer
(Anticipated)

July 2019 — Launch Athletic Line with ON-THE-GO Pouches
(Anticipated)

In the Press

Reader's Digest | BLEU | marie claire | Clean Eating | AKA Ashley Koff Approved | SupplySide CPG Editor's Choice Award

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Meet Our Team




Reno R. Rolle
Co-Founder and Chairman

Reno Rollé is an award-winning inventor who has left an indelible mark on many industries including film, entertainment marketing, product innovation, and publishing. In 2005 Reno Co-Created the NY Times #1 Best Seller "Natural Cures They Don't Want You To Know About". Sales of this book have exceeded 10 million copies worldwide and helped to provide the catalyst for Reno's Co-founding of Boku International. Reno has been working full time as Boku International's Co-Founder and Chairman since inception in 2007 to present.



Lynn M. Rolle
Co- Founder, CEO and Director

Loves her dogs Ziggy & Duke and is happy to be working with her immediate and extended family at BōKU. Lynn Rollé is a prolific entrepreneur, mother of two and now a proud grandmother of Skiya, Lynn. A veteran executive for well over 30 years. As the Co-founder and CEO of BōKU® International, she's finally found a career she loves dearly and believes in wholeheartedly. Lynn has been working full time as Boku International's Co-Founder and CEO since inception in 2007 to present.



Reno Rolle Jr.
R & D - Formulation

Plant-Based Nutrition Degree from Cornell University and our creative "Idea Guy".



Ryann Rolle-Baker
Marketing

New Mama to beautiful baby girl! Gifted Pop & Opera singer.



Dustin Baker
Production

Jiu Jitsu World Champion! Production manager Super Food factory.



Sage Hippensteel
Customer Service

From Lancaster County, Pennsylvania Has a smile that will brighten your day! Outdoor Fanatic!



Angela Guerrero
Quality Control & Compliance

Proud mama of an adorable 3-year-old! From Ventura, CA Sneezes like a mouse! (You'll have to hear it too believe it!)



Lacey Clemens
Shipping & Receiving

From Ojai, CA Amazing Artist! Infuser of love and positive intention!



Dar Ringling
Controller

Experienced accounting professional with a demonstrated history of working in the corporate accounting industry. Skilled in both For-profit and Nonprofit Organizations, Negotiation, Business Planning, and Team Building. Strong business development professional with a Master of Business Administration (M.B.A.) focused in Accounting and Finance from Grand Valley State University and a Bachelors in Business Administration from Calvin College.





Dr. BJ Adrezin
Boku Formulator

Our "BōKU® Super Doctor" and Master Formulator of the full line of BōKU® Super products. Practicing in Los Angeles, California Dr. Adrezin is a renowned Naturopathic Medical Doctor and expert in detoxification and rejuvenation. He is also known for using nutritional, botanical, and homeopathic medicines to enhance "beauty from the inside out."



Joe Desena
Advisor

Joe founded Spartan Race in 2010 and has since grown the brand to be the world's leading obstacle racing company with over 170 events in more than 25 countries. Spartan has over 1-million global participants, numerous key sponsors including Reebok, two popular TV programs, and numerous other lifestyle products.





Darren FX Clair, MD
Advisor

Dr. Clair is a graduate of Columbia University's College of Physicians and Surgeons and completed his postgraduate work at UCLA Hospital. He is a Board Certified Anesthesiologist, and in 2003, he opened Vibrance Medical Group, Inc. in order to his passion for helping people to use their body's own natural curative powers to heal their ailments and stay healthy. In 2017, Dr. Clair became one of only 300 doctors to have earned the title of Certified Lifestyle Physician with the American Board of Lifestyle Medicine.





Marc Mathys
Advisor

Marc Mathys is an engineer, a lawyer, businessman and a chronic pain research scientist who has worked for start-ups, academia, and major corporations in the US and Europe. He advises small and growing corporations and non-profits and currently splits his time between Ventura, CA and Marburg, Germany. He attended the US Air Force Academy, UCLA, Pepperdine and studied management at Harvard.





Mariel Hemmingway
Brand Ambassador - Advisor

Granddaughter of Ernest Hemingway, animal lover, Oscar nominated actress and respected health & wellness expert, Mariel is a macro influencer who has been a long time supporter of BōKU Superfoods.









Thom Beers

Director

For the past three years Beers has been running Bobcat Productions, his television production company. Prior to Bobcat, Beers served as Chairman & CEO of FremantleMedia North America, Fremantle Media's US division that acquired Beers' multi Emmy award winning Original productions in a transaction valued at over $100mm.

Todd Wiseman, ESQ

Director

Serving as Boku General Counsel from 2012 until recently resigning in early 2018, Todd is currently engaged full time, handling business affairs for W Management, a management services company handling financial and business affairs for professional athletes and high net worth individuals.

Offering Summary

Maximum 214,000 shares* of common stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 20,000 shares of common stock ($10,000)

Company	Boku International, Inc.
Corporate Address	987 West Ojai Avenue, Ojai, CA 93023
Description of Business	Boku International, Inc produces, and markets organic superfood products under the BōKU® brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, BōKU® is a Lifestyle!
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$200.00

Perks*

$250+ - Deluxe Boku Superfood Gift Box.
$1,000+ - Deluxe Boku Superfood Gift Box AND 5% Lifetime Discount
$2,500+ - Deluxe Boku Superfood Gift Box, 10% Lifetime Discount AND Free 6 month Boku Box Subscription sent to the recipient of your choice.
$10,000 + - Deluxe Boku Superfood Gift Box + 10% Lifetime Discount + Free ONE YEAR Boku Box Subscription sent to the recipient of your choice AND VIP Adventure Tour of Boku HQ and beautiful Ojai, CA, (includes 2 nights hotel, meals and tasting excursions)

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Boku will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of common stock at $0.50 / share, you will receive 1 common stock bonus share, meaning you'll own 11 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Happy New Year!

10 days ago

Dear Investors and Followers,

We have now exceeded our initial funding goal on StartEngine and could not be more excited as we progress to phase two of our offering, which

VIDEO TRANSCRIPT (Exhibit D)

Video #1

Reno Rolle Sr. I'm Reno Rolle from Boku Superfoods- America's #1 Family-Owned superfood company. Lynn and I discovered Superfoods nearly 23 years ago in an attempt to help our son who was diagnosed with a focus problem, like so many other kids his age. We were called in to meet with the principal of the school and there was a doctor present. He was actually hunched over and ready to write a prescription for a drug. Boku Superfood addressed and solved so many problems. Poor access to high quality organic food- many people simply don't have access to these amazing superfoods. The adulteration of our food supply and agricultural practices. Uneducated and unaware consumers simply aren't aware of what's happening to their food. The rate of chronic disease is at an all time, historical high. Obesity rates are skyrocketing. This has lead to a diminished quality of life. It's a fact- contemporary health medicine and management is failing. Boku Superfood ingredients are adaptogenic and mood elevating. So we provide organic nutrition you can actually feel.

Lacey Clemens: I love working at Boku. I love the people that I work for; I love the people that I work with. I believe in the product- I take it every day. And it's definitely changed my life.

Dustin Baker: My name is Dustin Baker. I oversee production manufacturing at Boku Superfoods and I make the best superfood in the world.

Reno Sr: The primary range of boku products is what we call our trifecta. Boku Superfood- your foundation. This is vitamins, minerals, antioxidants. THis is how you should start every single day. One tablespoon of Boku Superfood contains more nutrition than the average person will normally consume in several days. Next we follow up with Boku Super Protein- the building block of life. No whey, no soy, no gluten, no dairy, no fillers of any kind. Pure organic protein- a full amino acid profile in your cells within minutes. Next rounding out the trifecta is Boku Super Fuel. THis is the product people are going crazy for because it was originally created for elite endurance athletes. But now we are figuring out that everyone is an athlete- competing in the sport of life. And we all want to win!

Lynn Rolle: Coming to a time where I could take money in from many different people- it really came back to my heart and my soul of who I really want to be part of my company. And I like to come back to YOU my customer- to have you be a part of my dream, our dream together.

Reno Jr: So this is where our production unit is gonna go. As you can see we have our boards installed and the sinks. And we are just kind of waiting to get the rest of it done. We think its a blank slate- there is a lot of potential.

Reno Sr: The proven key to weight loss and proper weight management is the same: Superfood nutrition. Boku is an established brand with a proven track record of 12 years. We have educated 70k+ customers over our 12 years of disciplined brand growth and development. We have an average lifetime value of nearly $300 per customer. It's almost hard to image that in our 12 year history, we have customers who have not missed a shipment.

Ryann Rolle-Baker: There's just so many things that we have going on and I mean everyone always asks us "can we give this to our pets", so we've got that, I mean, there's a lot of things in the mix and that's what's most exciting.

Lynn: One of my true passions, is pets. Rasta, was 15 years old, a giant schnauzer and I would give him superfood everyday and I really really noticed a difference in him. I've given out this superfood for pets to other people, and again, I get more notes- thank you notes. From people who have experienced great results in their animals.

Reno Sr. It was superfoods that transformed Reno JR and impacted us in such a way that it ignited a passion for us to learn more, do more and set us on this path of discovery which lead us here, 12 years later. Boku Superfood is now feeding tens of thousands of people in 65 countries and we couldn't be more honored. Through Start Engine we are so excited because we have an opportunity to share with you- our customers- people who are like-minded and understand our passion and commitment to superfoods. Our commitment to mother nature and preserving this beautiful planet of ours. It's an incredible honor to reach out to you and give you the opportunity to take ownership in our company. We open up our family business to you- and hope that you'll take advantage of this opportunity to invest and become an owner of Boku as we create a revolution and grow this business to positively impact people, animals, and the planet through every step in everything we do.

Video #2 (Mike Adams)

I've tested over a thousand foods and proteins in this laboratory where we can test parts per billion concentrations of mercury, lead, cadmium and arsenic and Boku Superfood is one of the cleanest that I have ever seen. That's why I eat it myself, I recommend it to friends and neighbors. It's one of the best superfoods i've ever seen in the marketplace. What this shows is that the Boku Superfood company is very detailed about their ingredients sourcing and they are meticulous about their formulation making sure that Boku Superfood is incredibly clean at the same time that it is nutritious and delicious.

Video #3 (Maria Roth)

I love Boku! I believe in it so much because of what it has done for my family. My daughter and son take it, and my husband has even referred to it as his 'fountain of life'. For me personally, I have a very stressful job. And I know I need quality nutrition. Thats where Boku comes in. It gives me energy, focus, and it lifts me up.

Video #4 (Joe Desena)

First thing I did was fly out to California, meet the owners, and find out if their philosophy was the same as ours. It was. Check. Second thing I did was I wanted to go see the suppliers. Were they getting the best of the best ingredients no matter what the cost was , into their products? They were. Check. Third thing I did was I spent three years feeding it to my children and my wife. We stopped getting sick, we started feeling healthier. I take Boku superfood because I want an edge. I've been in races that are eight or ten days or twelve days long. I've lost 32 pounds over eight days. I know what it's like to not have nutrients and be really hungry, really thirsty, and really broken. For me I want to fuel my body. You only get one chance at this. At the end of life you don't get to put another quarter in and replay things. I've got one shot, I want to be healthy, and I'm taking superfoods. I had the fortune and misfortune of growing up with a mother who is extremely strict on diet and exercise. She was vegan before anybody knew what it was here in America. She was teaching yoga, she was meditating, and she taught my sister and I over the years to be really strict with our food. Now sure I go off track like everybody else, but it's hard to find great food. Even if you have the best intentions. In everyday life it's just not available. I'm not a big believer in all kinds of supplements, I don't think your kitchen should be filled with pills and powders and things, but I do think we should all give ourselves a little edge, a little leg up, and make sure we are getting at least the basic nutrients the human body needs. And I've found over testing three years

of Boku products on my family, that it works! And when I find something that works and its healthy, and it has the same exact philosophy that I have or my mother had, I'm sticking with it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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